As filed with the Securities and Exchange Commission on January 15, 1999.
                                                     Registration No. 333-______

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                         ------------------------------
                                    FORM S-2
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933
                         ------------------------------

                               I-LINK INCORPORATED
             (Exact name of registrant as specified in its charter)
                            (formerly Medcross, Inc.)

              FLORIDA                                 59-2291344
  (State or Other Jurisdiction of                  (I.R.S. Employer
  Incorporation or Organization)                   Identification No.)

           13751 S. WADSWORTH PARK DRIVE, SUITE 200, DRAPER, UT 84020
               TELEPHONE (801) 576-5000, FACSIMILE (801) 576-4295
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                         ------------------------------

        JOHN W. EDWARDS, CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               I-LINK INCORPORATED
           13751 S. WADSWORTH PARK DRIVE, SUITE 200, DRAPER, UT 84020
                    (801) 576-5000, FACSIMILE (801) 576-4295
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:

             Ralph V. De Martino, Esquire                                David Hardy, Esquire
         De Martino Finkelstein Rosen & Virga                               Hardy & Allen
            1818 N Street, N.W., Suite 400                         60 East South Temple, Suite 2200
               Washington, DC 20036-2492                               Salt Lake City, UT 84111
    Phone (202) 659-0494, Facsimile (202) 659-1290          Phone (801) 364-6660, Facsimile (801) 364-6664

                         ------------------------------

       Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

       If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. [X]

       If the registrant elects to deliver its latest annual report to security holders, or a complete and legal facsimile thereof, pursuant to item 11(a)(1) of this Form, check the following box. [ ]

       If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

       If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

       If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

       If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                                              CALCULATION OF REGISTRATION FEE
====================================================================================================================================
                                                                         PROPOSED          PROPOSED MAXIMUM
          TITLE OF EACH CLASS OF                  AMOUNT TO BE         MAXIMUM PRICE          AGGREGATE               AMOUNT OF
        SECURITIES TO BE REGISTERED                REGISTERED            PER UNIT           OFFERING PRICE        REGISTRATION FEE
------------------------------------------------------------------------------------------------------------------------------------
Rights to purchase Series N Preferred Stock          20,000                 ---                  ---                     ---
------------------------------------------------------------------------------------------------------------------------------------
Series N Preferred Stock                             20,000              $1,000.00           $20,000,000              $5,900.00
------------------------------------------------------------------------------------------------------------------------------------
Total                                                                                                                 $5,900.00
====================================================================================================================================

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

                    20,000 SHARES OF SERIES N PREFERRED STOCK

                          [Logo of I-LINK INCORPORATED]




       We are offering subscription rights to purchase an aggregate of 1,000 shares of Series N Convertible Preferred Stock ("Series N Stock" or "Series N Shares") to the holders of our common and preferred stock. You will receive one subscription right for each 1,491 shares of our common stock held, as common stock or as preferred stock on an as-converted basis, as of the close of business on [record date], 1999 (the "Record Date"). No fractional subscription rights will be issued. Each subscription right entitles you to purchase one share of Series N Stock.

                        BASIC TERMS OF THE SERIES N STOCK

   -   Will be paid dividends on an as-converted basis equal to the common stock

   -   Votes with the common stock on an as-converted basis

   - Is senior to all other preferred common stock of I-Link, except that the Series N Stock will in all rights be equal to the already outstanding Series F Stock

   -   Is convertible into I-Link common stock at any time

   - Has a conversion price of $[____], adjustable downward to as low as $1.25 per share

       Our common stock is listed on the Nasdaq SmallCap Market ("Nasdaq") under the symbol "ILNK." On January 12, 1999 the closing sale price of the common stock as reported by Nasdaq was $2.7188.

AN INVESTMENT IN THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND DILUTION. SEE "RISK FACTORS" BEGINNING ON PAGE 5.

THESE SECURITIES HAVE NOT BEEN REGISTERED WITH OR APPROVED OR DISAPPROVED BY THE
 SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION. NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS PASSED UPON THE ACCURACY OR ADEQUACY OF THIS MEMORANDUM. ANY REPRESENTATION TO
                      THE CONTRARY IS A CRIMINAL OFFENSE.

              The date of this Prospectus is [_____________], 1999

                              AVAILABLE INFORMATION

       I-Link is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and in accordance therewith, files reports, proxy statements and other information (the "Exchange Act Filings") with the Securities and Exchange Commission (the "Commission"). I-Link's Exchange Act Filings may be inspected and copied at the public reference facilities of the Commission located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549; and at the Commission's regional offices at Citicorp Center, 500 West Madison Street, Room 1400, Chicago, IL 60661, and at 7 World Trade Center, 13th Floor, New York, NY 10048. Copies of such material may also be obtained upon request and payment of the appropriate fee from the Public Reference Section of the Commission located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549.

       I-Link has filed with the Commission in Washington, D.C. a Registration Statement on Form S-2 (together with any amendments thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act") with respect to the Rights and the Series N Shares issuable upon the exercise of the Rights. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits thereto. For further information about I-Link and the securities described herein, reference is made to the Registration Statement and to the exhibits filed therewith. The statements contained in this Prospectus with respect to the contents of any agreement or other document referred to herein are not necessarily complete and, in each instance, reference is made to a copy of such agreement or document as filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by reference to the provisions of the relevant documents. The Registration Statement, including the exhibits thereto, can be copied or inspected as set forth in the preceding paragraph. In addition, the Commission maintains a website on the Internet that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission's website is www.sec.gov.

                       DOCUMENTS INCORPORATED BY REFERENCE

       There is hereby incorporated in this Prospectus by reference I-Link's Annual Report on Form 10-K for the fiscal year ended December 31, 1997, I-Link's Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 1998, June 30, 1998 and September 30, 1998 and I-Link's Current Report on Form 8-K filed on December 18, 1998, all heretofore filed with the Commission pursuant to the Exchange Act, to which reference is hereby made.

       All documents filed by I-Link pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the securities offered hereby, shall be deemed to be incorporated in this Prospectus by reference and to be a part hereof from the date of filing of such documents.

       I-Link will provide without charge to each person who receives this Prospectus, upon written or oral request of such person, a copy of any information which has been incorporated by reference herein (not including exhibits to the information incorporated by reference unless the exhibits are themselves specifically incorporated by reference). Such requests should be made to I-Link Incorporated, 13751 S. Wadsworth Park Drive, Suite 200, Draper, Utah 84020, Attention: Corporate Secretary.

                               PROSPECTUS SUMMARY

       This summary highlights information contained elsewhere in this Prospectus. It is not complete and may not contain all of the information that you should consider before investing in the Series N Stock. It should be read in conjunction with the more detailed information and financial statements and notes appearing elsewhere in this Prospectus. Each prospective investor is urged to read this Prospectus carefully, and in its entirety.

       Certain statements included in this Prospectus under the heading "Risk Factors," in addition to certain statements contained elsewhere in this Prospectus or incorporated herein by reference, that are not statements of fact are "forward-looking statements" within the meaning of the private Securities Litigation Reform Act of 1995, and are thus prospective. Such forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by any forward-looking statements. Such forward-looking statements can be identified by the use of forward-looking terminology such as "may," "will," "should," "expect," "intend," "estimate" or "continue" or the negative thereof or comparable terminology. The matters set forth under the caption "Risk Factors" in the Prospectus constitute cautionary statements identifying important factors with respect to such forward-looking statements. Undue reliance should not be placed on these forward-looking statements, which speak only as of the date of this Prospectus, and I-Link undertakes no obligation to update these forward-looking statements.

GENERAL

I-Link...................   I-Link Incorporated (formerly Medcross, Inc.),
                            incorporated in the State of Florida in 1983,
                            acquired I-Link Communications ("ILC"), an
                            FCC-licensed long distance carrier, in January 1997.
                            As a result of this merger we initiated
                            telecommunications services activities, which
                            principally consist of the use of our private
                            intranet and network switching and transmission
                            facilities to develop, sell and deliver enhanced
                            communications products and services.

                            In 1997, we launched a network marketing program for our products and services through a subsidiary company, I-Link Worldwide, L.L.C. We acquired
                            MiBridge, Inc. ("MiBridge") in August 1997 and in the first quarter of 1998 formed the subsidiary
                            ViaNet Technologies, Ltd. ("ViaNet") (headquartered in Ramat Hasharon, Israel) to advance our research and development capabilities. We employ proprietary technology acquired and developed by our subsidiaries I-Link Systems, Inc., ViaNet and
                            MiBridge to provide unique communications solutions.

                            We market our telecommunications services primarily through independent representatives to residential and small business subscribers throughout the United
                            States. Our telecommunication services operations began primarily with the acquisition of ILC.

                            Our corporate offices are located at 13751 S.
                            Wadsworth Park Drive, Suite 200, Draper, Utah 84020;
                            telephone (801) 576-5000.

THE RIGHTS OFFERING

Rights...................   You will receive one subscription right (a "Right")
                            for each 1,491 shares of common stock you hold of
                            record and one Right for each 1,491 shares of common
                            stock that your preferred stock is convertible into,
                            on an as-converted basis (including accrued and
                            unpaid dividends) as of the Record Date. The number
                            of rights distributed by I-Link to each holder of
                            common and preferred stock will be rounded [up/down]
                            to the nearest whole number. [In effect, this means
                            that if you have fewer than 1,491 shares of common
                            stock you will receive no Rights.] The distribution
                            of the Rights and the issuance of Series N Stock
                            upon the exercise of the Rights or pursuant to the
                            Oversubscription Privilege are referred to as the
                            "Rights Offering." See "The Rights Offering - The
                            Rights and Subscription Privileges."

Record Date..............   [record date], 1999.

Expiration Date..........   [expiration date], 1999, 5:00 p.m., New York City
                            local time (the "Expiration Date").

Nontransferability of
Rights...................   The Rights will not be transferable.

Basic Subscription          You will be entitled to purchase one share of
Privilege................   Series N Stock for each of your Rights (the "Basic
                            Subscription Privilege.")

Oversubscription            If you do not purchase any or all of the Series N
Privilege................   Stock that you are entitled to pursuant to your
                            Basic Subscription Privilege, Winter Harbor may
                            choose to subscribe, at the Subscription Price, for
                            any shares of Series N Stock you or others hold
                            Rights to, but do not purchase (the
                            "Oversubscription Privilege"). See "The Rights
                            Offering - Subscription Privileges -
                            Oversubscription Privilege."

Subscription Price.......   $1,000 per share of Series N Stock pursuant to the
                            Basic Subscription Privilege or the Oversubscription
                            Privilege. See "The Rights Offering - Determination
                            of Subscription Price."

Procedure for Exercising    To exercise your Rights, you should complete the
Rights...................   subscription certificate and forward it, along with
                            payment of the Subscription Price for the number of
                            Series N Shares you would like to purchase, to the
                            Rights Agent for receipt on or prior to the
                            Expiration Date. If you plan to mail the
                            Subscription Certificate, we recommend that you use
                            insured, registered mail. See "The Rights Offering -
                            Exercise of Rights."

No Revocation............   YOU MAY NOT REVOKE YOUR SUBSCRIPTION AFTER THE
                            RIGHTS AGENT RECEIVES YOUR SUBSCRIPTION CERTIFICATE.
                            SEE "THE RIGHTS OFFERING - NO REVOCATION."

Amendments and              We reserve the right to amend the terms and
Termination .............   conditions of the Rights Offering.

                            We may terminate the Rights Offering at any time prior to delivery of the Series N Shares. See "The
                            Rights Offering - Amendments and Termination."

Persons Holding Shares,     If you hold shares of common or preferred stock
or Wishing to Exercise      through a broker, dealer, commercial bank, trust
Rights Through Others....   company or other nominee and would prefer to have
                            those institutions act on your behalf with respect
                            to the Rights, you should contact the appropriate
                            institution or nominee and inform them of your
                            wishes. See "The Rights Offering - Exercise of
                            Rights."

Rights Agent.............   American Stock Transfer & Trust Company. See "The
                            Rights Offering - Rights Agent."

TERMS OF THE SERIES N STOCK

Conversion...............   The Series N Stock may be converted into common
                            stock at the option of the holder. The rate of
                            conversion is determined by dividing $1,000 by the
                            Series N Conversion Price. The Series N Conversion
                            Price is set at $[____], but may be reduced under
                            certain circumstances, including when other
                            securities are issued or sold by I-Link for a price
                            lower than $[____], or when there is a stock split,
                            reverse stock split or stock dividend, or if there
                            were to be a merger or reorganization of I-Link. In
                            those cases, the Series N Conversion Price would be
                            adjusted to the lowest price calculated by any of
                            these methods:

                            - 110% of the average trading price of I-Link's common stock for any 20 day period

                            - any price at which common stock or common stock equivalents are issued (whether by conversion, exercise or otherwise and whether or not they were outstanding on November 23, 1998) and

                            - the exercise price or conversion rate of any new options, warrants, preferred stock or other convertible security that we issue after November 23, 1998.

                            The conversion price will never be reduced below
                            $1.25 per share. The lower the conversion price, the more shares of common stock each holder of the Series N Stock will receive upon conversion.

Dividends................   The Series N Stock will be entitled to receive
                            dividends on an as-converted basis equal to the
                            common stock, if dividends are paid on common stock.

Subordination............   If I-Link were to be liquidated, the Series N Stock
                            would be senior to all other series of preferred
                            stock or common stock, except that it will be equal
                            to the already outstanding Series F Stock.

Voting...................   The Series N Stock will vote along with the common
                            stock, on an as-converted basis, on all matters
                            which are submitted to a vote of the stockholders.
                            There could be exceptions to this rule, as provided
                            by law or by I-Link's articles of incorporation or
                            by-laws.

OTHER INFORMATION

Use of Proceeds..........   Approximately $3,322,000 of the proceeds will be
                            used to repay debt I-Link owes to Winter Harbor,
                            since Series N Shares purchased by Winter Harbor
                            under its Basic Subscription Privilege will be paid
                            for by canceling the appropriate amount of
                            outstanding debt. If Winter Harbor exercises its
                            Oversubscription Privilege, it will pay cash. All
                            cash proceeds from the Rights Offering will be
                            applied to working capital purposes. For more
                            information about the uses of the proceeds and the
                            debt that I-Link owes to Winter Harbor, see "Use Of
                            Proceeds."

Agreement Between I-Link    Winter Harbor is obligated to exercise its Basic
and Winter Harbor as to     Subscription Privilege, which means it will purchase
Subscription Privileges..   approximately 3,322 Series N Shares. When it does
                            that, the amount of the Bridge Loan that I-Link owes
                            to Winter Harbor will be reduced by $3,322,000. In
                            addition, Winter Harbor may, if it chooses, purchase
                            any Series N Shares which are not subscribed for by
                            others, by exercising its Oversubscription
                            Privilege. Additional Series N Shares purchased by
                            Winter Harbor under the Oversubscription Privilege
                            will be paid for in cash.

Risk Factors.............   For a discussion of the high degree of risk involved
                            in investing in the Series N Shares, see "Risk
                            Factors."

SELECTED FINANCIAL INFORMATION

       The following selected financial information is not complete and should be read together with the detailed information and financial statements, including the notes thereto, incorporated herein by reference. The information at September 30, 1997 and 1998 and for the nine month periods ended September 30, 1997 and 1998 is derived from unaudited financial information, but, in the opinion of management, reflects all adjustments (which consist only of normal recurring adjustments) necessary for a fair presentation of the financial position and results of operations at such dates and for the periods then ended. The financial position and results of operations at September 30, 1998 and for the nine months ended September 30, 1998 may not be indicative of such financial data for the entire fiscal year.

                                                                                             Nine Months Ended
                                                   Year Ended December 31,                     September 30,
                                     ----------------------------------------------------   -------------------
                                       1993       1994       1995       1996       1997       1997       1998
                                     ----------------------------------------------------   -------------------
                                         (in thousands, except for per share data and other operating data)
Statement of Operations Data:
Revenues:
  Telecommunications Services.....        -          -     $    -     $      -    $11,081     7,120     13,937
  Marketing Services..............        -          -          -            -      2,637     1,623      3,634
  Other...........................        -          -          -          170        347       140        987
                                     --------------------------------------------------------------------------
    Total revenues................        -          -          -          170     14,065     8,883     18,558

Loss from continuing operations...        -          -          -      (22,164)   (28,668)   18,651     21,116

Basic and diluted net loss from
 continuing operations............        -          -      (0.07)       (6.40)    (10.07)    (1.79)     (1.87)

                                                   Year Ended December 31,                  As of September 30,
                                     ----------------------------------------------------   -------------------
                                       1993       1994       1995       1996       1997       1997       1998
                                     ----------------------------------------------------   -------------------
Balance Sheet Data:
Working capital...................   $    -     $    -     $    -     $ 1,306    $(2,955)     4,313      8,983
Property and Equipment............        -          -          -       1,576      3,552      4,524      5,913
Net assets of discontinued
 operations.......................    3,148      2,461      2,125       1,668        595        595          -
Total assets......................    3,148      2,461      2,125       9,865     24,253     24,253     25,880
Long term obligations.............      525        525        670         237      1,922      1,854          -
Shareholders' equity (deficit)....    2,623      1,936      1,455       6,299     12,549     11,995     (1,974)

       In January 1997 with the acquisition of I-Link Communications (formerly Family Telecommunications, Inc.), an FCC-licensed long distance carrier, we began our I-Link telecommunications services operations. Also, on March 23, 1998, our Board of Directors approved a plan to discontinue the operations of our Medical Imaging Division. The net assets from the Medical Imaging Division are presented separately in the above table.

                                  RISK FACTORS

THE SECURITIES DESCRIBED HEREIN ARE SPECULATIVE IN NATURE AND INVOLVE A HIGH DEGREE OF RISK. YOU SHOULD ONLY PURCHASE THESE SECURITIES IF YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT. THEREFORE, PRIOR TO PURCHASE, YOU SHOULD CONSIDER VERY

CAREFULLY THE FOLLOWING RISK FACTORS, AS WELL AS ALL OF THE OTHER INFORMATION SET FORTH ELSEWHERE IN THIS PROSPECTUS.

OPERATIONAL RISKS

ONGOING CAPITAL REQUIREMENTS; NEED TO RAISE ADDITIONAL FINANCING

       I-Link's operations and the continued implementation of its business plans will continue to require the availability of substantial amounts of capital. While I-Link currently has no material commitments for capital or other expenditures, other than as set forth in this Prospectus, it is I-Link's intention to continue to implement the growth of our business and expand our operations. We anticipate that revenues generated in 1999 from our continuing operations will not be sufficient to fund our ongoing operations, including the continued expansion of our private telecommunications network facilities and anticipated growth in our subscriber base. To provide a portion of the required capital, I-Link has entered into three financing arrangements as follows: (1) during the first six months of 1998, I-Link obtained an aggregate of $7,768,000 in debt financing from Winter Harbor, L.L.C. ("Winter Harbor"); (2) in July 1998, I-Link entered into an agreement with JNC Opportunity Fund Ltd. ("JNC") for the sale of a new series of preferred stock in consideration of $10,000,000 (net proceeds received of $9,470,000); and (3) in November 1998, I-Link reached an agreement with Winter Harbor for a three-part-financing plan for: (a) bridge loans of up to $8,000,000; (b) a standby letter of credit of up to $3,000,000; and (c) this Rights Offering. Beyond these arrangements, additional funds will be necessary from public or private financing markets to fund continued operations, to successfully integrate and finance the planned expansion of our business communications services, and to discharge our financial obligations.

RELIANCE ON KEY PERSONNEL

       Our operations and prospects depend in large part on the continued efforts and employment of our senior management. Our officers are primarily responsible for I-Link's management and make recommendations to the Board of Directors which exercises final authority over business decisions. While I-Link has entered into employment agreements with senior management, the loss of the services of any of the officers or directors could be detrimental to I-Link, as there is no assurance that we would be able to secure adequate replacements for these individuals.

       Furthermore, the future performance of I-Link and its subsidiaries ILC, ViaNet and MiBridge depends in significant part on their ability to attract and retain key technical, systems and sales personnel, most of whom are not bound by an employment agreement. Competition for such personnel is intense and there can be no assurance that I-Link will be able to retain its key technical, systems and sales personnel or that it will be able to attract highly qualified personnel in the future.

FAILURE TO MEET SPRINT MINIMUM PURCHASE REQUIREMENTS; CONTINGENT LIABILITIES

       In December 1997 I-Link signed a two-year negotiated contract with Sprint Communications Company for the supply of inbound and outbound telephone services with volume discounts in return for monthly minimum purchase requirements of up to $1,200,000 per month. In November 1998 we amended the agreement with Sprint to extend it for an additional six months (through May 2000), and to provide for smaller monthly minimum purchase requirements (reduced to $550,000 per month from now through the end of the agreement term). Our failure to achieve the minimum usage obligations will require that we make payments to Sprint to make up the difference.

NEW AND UNCERTAIN BUSINESS

       As a new business we are vulnerable to the risks associated with early stage companies, including but not limited to limited infrastructure, managerial resources, capitalization and market share. There can be no assurance that we will be able to successfully compete with larger, more mature, better capitalized enterprises.

       In order to realize subscriber growth, I-Link must be able to replace terminating subscribers and attract additional subscribers. However, the sales and marketing expenses and other costs associated with attracting new subscribers are substantial. Accordingly, our ability to improve operating margins will depend in part on the ability to retain subscribers. We plan to invest significant resources in the telecommunications infrastructure, customer support resources, sales and marketing expenses and subscriber acquisition costs. There can be no assurance that our future efforts in this area will improve subscriber retention. Since the market for our services is new and the utility of available services is not well understood by new and potential subscribers, it is not possible to predict future subscriber retention rates.

GROWTH STRATEGY AND ACQUISITION ACTIVITIES

       Our ability to achieve planned levels of growth and the timing of that growth will be materially impacted by our ability to acquire business communication companies and related businesses. I-Link intends to acquire such additional companies with cash and equity securities such as common stock or preferred stock, and/or debt instruments. To the extent that I-Link issues equity securities in connection with acquisitions, the equity interest of our current stockholders will be diluted. There can be no assurance, however, of our ability to acquire such additional companies, to use our securities in connection with such purchases, or to access the necessary capital resources to purchase such companies. Although we believe that our acquisition strategy will make it attractive to acquisition candidates, there can be no assurance that the acquisition program will be successfully implemented.

POTENTIAL LIABILITY IN CONNECTION WITH ACQUISITIONS

       I-Link could become subject to liabilities arising from any acquisition which it has effected or may hereafter effect, if I-Link assumes unknown or contingent liabilities, or if such liabilities are imposed on I-Link under theories of successor liability. Any such liability could have a material adverse effect on our financial condition and results of our operations.

NETWORK MARKETING SALES PROGRAM

       We have targeted all residential and small-business telecommunications users through the establishment of a network marketing sales program, providing individuals the opportunity to earn commissions on the sale of I-Link products. We formally launched our network marketing sales program in June 1997. A significant portion of I-Link's current subscriber base was recruited through the network marketing sales program and future subscription growth depends in part on continued exploitation of this sales channel.

CERTAIN RELATED PARTY TRANSACTIONS

       During the first and second quarters of 1998 I-Link obtained an aggregate of $7,768,000 in interim debt financing from Winter Harbor. As consideration for Winter Harbor's commitment to make the loan, I-Link agreed to issue 6,740,000 warrants to purchase I-Link common stock at exercise prices ranging from $5.50 to $7.20. The warrants have exercise periods of 7.5 years from issuance. I-Link also agreed to extend the exercise period on all warrants previously issued to Winter Harbor (for another 10,800,000 shares of common stock) to seven and one-half years. Pursuant to the terms of that loan agreement with Winter Harbor, the initial borrowings of $5,768,000 were payable upon demand by Winter Harbor no earlier than May 15, 1998, and were collateralized by essentially all of the assets of I-Link subsidiaries. Because the loan was not repaid by May 15, 1998, the total loan, including additional borrowings of $2,000,000 obtained in the second quarter, continues on a demand basis with interest accruing at prime plus four percent. Additionally, Winter Harbor has the right to elect at any time until the loan is repaid to convert the unpaid balance of the loan into additional shares of I-Link Series M Preferred Stock, reduce the exercise price of the 6,740,000 Loan Warrants to $2.50 per share, and receive an additional 5,000,000 warrants to purchase common stock of I-Link at an exercise price of $2.50 per share.

       In June 1998, JNC Opportunity Fund Ltd. ("JNC") purchased 1,000 shares of Series F Stock for cash consideration of $10,000,000. Each share of Series F Stock has a stated value of $10,000 plus any accrued unpaid dividends, and may be converted at any time. As of [record date], each of the 1,000 outstanding shares of

Series F Stock may be converted into approximately 4,701 shares of Common Stock. If all outstanding shares of Series F Stock were converted on that date, I-Link would issue 4,701,457 shares of Common Stock therefor (without giving effect to the limitations contained in the terms of the Series F Stock). The Series F Conversion Price in effect on a conversion date shall be the lesser of (a) $3.76 and (b) 81% of the average of the three lowest per share market values during the twenty-two trading day period immediately preceding the applicable conversion date; provided, however, that the Series F Conversion Price shall not be less than $2.50 (the "Floor Price"). (However, in the event the market price remains below $2.50 for five consecutive trading days, the Floor Price will be re-set to the lower rate, provided, that after such initial reset, if any, subsequent resets of the Floor Price may occur and shall be based upon the then most recent reset price, and provided, further, that the Floor Price shall not be less than $1.25.)

       In November 1998, I-Link reached an agreement in principal for a new financing arrangement with Winter Harbor. Under the terms of the new financing arrangement, Winter Harbor will provide to I-Link a new bridge loan facility of up to $8,000,000. The maturity date for the bridge loan facility is October 31, 1999. The bridge loan will be junior to I-Link's existing debt to Winter Harbor and shall be on an equal basis with the balance of I-Link's general obligations. The bridge loan will be secured by the assets of I-Link via a second priority lien that will be junior to the existing first lien granted by I-Link to Winter Harbor. Amounts drawn against the bridge loan will bear interest at rates that increase from quarter to quarter until the maturity date. The initial interest rate will be the Wall Street Journal prime rate plus four points. The rate will increase by one point every succeeding three-month period subject to a maximum rate equal to the Wall Street Journal prime rate plus seven points. To date, I-Link has drawn $4,241,712 against the bridge loan and owes Winter Harbor an additional $600,000 in accumulated interest and legal fees related to the prior Winter Harbor financing. For each ten dollars of bridge loan drawn, I-Link will issue to Winter Harbor a warrant to purchase one share of common stock, at an exercise price of $2.78 per share, which price is adjustable, subject to a minimum exercise price of $1.25 per share. The warrants shall have a maturity date of 7.5 years from the date of issue, and will have demand and piggyback registration rights. If I-Link elects not to repay all amounts drawn down on the bridge loan by March 15, 1999, it must, in lieu thereof, issue additional warrants to Winter Harbor, so that the total number of warrants issued would increase to one warrant for each one dollar outstanding. I-Link is required to obtain stockholder approval pursuant to the maintenance criteria of the Nasdaq Stock Market in connection with such an election not to repay all amounts drawn down on the bridge loan by March 15, 1999.

       Additionally, Winter Harbor assisted I-Link in obtaining a standby letter of credit in the amount of $3,000,000, by acting as the account party thereto, to secure additional capital leases of equipment and telephone lines relative to the proposed expansion of I-Link's telecommunications network. For such assistance, I-Link will pay Winter Harbor a facility fee of 1% per annum on the portion of the letter of credit that is not used, and issue to Winter Harbor warrants to purchase 300,000 shares of common stock on the same terms as the bridge loan warrants. In the event that (i) I-Link elects not to repay all amounts drawn down on the bridge loan by March 15, 1999 or (ii) the standby letter of credit is drawn upon, then Winter Harbor will receive similar warrants to purchase an additional 2,700,000 shares of common stock.

       The foregoing description is subject to the negotiation of the definitive agreements and is subject to the final agreements, copies of which will be appended as exhibits to one of I-Link's periodic reports hereafter filed by I-Link under the Securities Exchange Act of 1934 following negotiation and execution of the agreements.

AUTHORIZATION OF PREFERRED STOCK

       Our Amended and Restated Articles of Incorporation, as further amended (the "Articles of Incorporation"), authorize the issuance of up to 10,000,000 shares of preferred stock with such rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors may, without stockholder approval, issue shares of preferred stock with dividend, liquidation, conversion, voting or other rights which are senior to the Series N Shares or which could adversely affect the voting power or other rights of the holders of outstanding shares of preferred stock or common stock. In addition, the issuance of additional shares of preferred stock may have the effect of rendering more difficult, or discouraging, an acquisition of I-Link or changes in control of I-Link. To date, a total of 502,000 shares of preferred stock have been designated in eight series, of which an aggregate 49,411 shares in three series are outstanding. Although I-Link does not have any current plans to issue any additional series or shares of preferred stock, except for the preferred stock to be issued in the Rights Offering, there can be no assurance that I-Link will not do so in the future. See "Risk Factors -- Future Issuances of Stock by I-Link; Potential Anti-Takeover Effect," and "Risk Factors -- Certain Provisions of Articles of Incorporation and Bylaws."

CLASSIFICATION OF THE BOARD OF DIRECTORS

       Our Board of Directors is classified into three classes. Members of each class serve for staggered three year terms, with members of one class coming up for election each year. The classification of the Board of Directors may make it difficult for shareholders to effect a change in management.

VOTING CONTROL

       Winter Harbor owns 4,400 shares of Series M Preferred Stock, which are convertible at any time into 4,400,000 shares of common stock, and it holds $7,768,000 in promissory notes issued in 1998 which are convertible into 3,107.2 shares of Series M Preferred Stock, which in turn would be convertible at any time into 3,107,200 shares of common stock. Winter Harbor also holds warrants, exercisable at any time, for the purchase of up to 28,540,000 shares of common stock. In addition, should Winter Harbor elect to convert its $7,768,000 in promissory notes into additional shares of Series M Preferred Stock, it is entitled to receive additional warrants to purchase 5,000,000 shares of common stock. Upon the conversion of the Series M Preferred Stock, conversion of the convertible promissory notes and the exercise of all of its warrants, securities then held by Winter Harbor (an aggregate of 41,047,200 shares) would represent 68.4% of the then outstanding voting securities of I-Link. In addition, Winter Harbor will have the Right to purchase any Series N Shares which are not subscribed for by others in the Rights Offering. See "The Rights Offering" and "Description of Securities." Mr. Keenan serves on the Board of Directors as the designee of Winter Harbor. As a group, the officers and directors of I-Link may be deemed to beneficially own an aggregate of 3,500,896 shares, or approximately 15.6% of the outstanding voting securities. By virtue of their ownership of I-Link's issued and outstanding common stock, the officers and directors of I-Link have the ability to influence the election of directors and, consequently, influence I-Link's business and affairs.

INDUSTRY RISKS

I-LINK BUSINESS COMPETITION

       The market for telecommunications services is extremely competitive. We believe that our ability to compete successfully depends on a number of factors, including the pricing policies of competitors and suppliers; the capacity, reliability, availability and security of I-Link's Intranet infrastructure; market presence and channel development; the timing of introductions of new products and services into the industry; ease of access to and navigation of the Internet or other such Data Communication Networks; our future ability to support existing and emerging industry standards; our ability to balance network demand with the fixed expenses associated with network capacity; and industry and general economic trends.

       While we believe that no competitor in North America currently provides capabilities in a manner comparable with the I-Link Intranet, there are many companies that offer business communications services, and therefore compete with I-Link at some level. These range from large telecommunications companies and carriers such as AT&T, MCI WorldCom and Sprint, to smaller, regional resellers of telephone line access. These companies and others, including manufacturers of hardware and software used in the business communications industry, could in the future develop products and services that could compete with I-Link on a more direct basis. These entities are far better capitalized than I-Link and control significant market share in their respective industry segments. In addition, other businesses may be attempting to introduce products similar to those used by I-Link for the transmission of business information over the Internet. There is no assurance that I-Link will be able to successfully compete with these market participants.

POTENTIAL ADVERSE EFFECTS OF RATE CHANGES

       Currently, the total charged to our customers for various long distance telecommunications services is comparatively less than the rates charged by a primary seller of such services. Our ability to undersell primary sellers arises as a result of the volume discount offered to I-Link in accordance with the terms of its contract with Sprint. We believe that lower rates are essential to our ability to attract and retain customers. Therefore, narrowing of the difference between our rates and the cost of the bulk-rate long distance telecommunications services we purchase for resale to our customers could have a significant adverse effect. We will be pressed to the extent this differential decreases, to maintain and attract new customers.

COMPETITION IN THE SWITCHED NETWORK MARKET

       Other long distance providers make up our competition in the switched network market. Due to the number of regional and local carriers, the number of competitors varies by geographic region. However, our principal competitors are the big four carriers, AT&T, MCI WorldCom, Sprint, and local regional Bell companies. The majority of our potential customers are, already customers of one of these carriers, which control the majority of the U.S. market. These carriers have established pervasive nationwide networks, name recognition, operating histories, and substantial advertising resources. There can be no assurance of our ability to successfully compete with such carriers.

DEPENDENCE ON SUPPLIERS

       I-Link relies on other companies for data communications capacity via leased telecommunications lines. A significant portion of these leased telecommunications lines are currently provided by Sprint, US West, Pacific Telesis, Southwest Bell, and IXC. Further, we use Sprint as our primary supplier of inbound and outbound telephone services in geographic areas our own network does not cover. If any of Sprint, US West, Pacific Telesis, Southwest Bell, and IXC are unable or unwilling to provide or expand their current levels of service to us in the future, our operations could be materially adversely affected. Although leased telecommunications lines are available from several alternative suppliers, there can be no assurance of our being able to obtain substitute services from other providers at reasonable or comparable prices or in a timely fashion. We are also subject to risks relating to potential disruptions in these telecommunications services. No assurance can be given that significant interruptions of telecommunications services will not occur in the future. Changes in tariffs, regulations, or policies by any of our telecommunications providers may adversely affect our ability to continue to offer long distance service on what we consider to be commercially reasonable or profitable terms.

       We are also dependent on certain third party suppliers of hardware components. Although we currently are attempting to maintain a minimum of two vendors for each required product, certain components used in providing our networking services are currently acquired from only one source. We may from time to time experience delays receiving certain hardware components. A failure by a supplier to deliver quality products on a timely basis, or the inability to develop alternative sources if and as required, could result in delays which could materially adversely affect our ability to integrate, conduct and implement business expansion.

CUSTOMER ATTRITION

       We believe that a high level of customer attrition is common in the direct dial, long distance industry. I-Link does not have a long history of operations and accordingly, the level of customer attrition experienced to date may not be indicative of future attrition levels. In addition, there can be no assurance that any steps taken by I-Link to counter increased customer attrition will be successful.

GOVERNMENT REGULATION

       Certain of I-Link's operations are subject to regulation by the Federal Communications Commission ("FCC") under the Communications Act of 1934, as amended (the "Communications Act"). In addition, certain of our businesses are subject to regulation by state public utility or public service commissions. Changes in the regulation of, or the enactment or changes in interpretation of legislation affecting, our operations could have a material adverse effect on I-Link and the value of the common stock. Recently, the Federal Government enacted the Telecommunications Act of 1996 (the "Telecommunications Act"), which, among other things, allows the Regional Bell Operating Companies ("RBOCs") and others to enter the long distance business. Entry of the RBOCs or other entities, such as electric utilities and cable television companies, into the long distance business may have a negative impact on I-Link or its customers. We anticipate that certain of such entrants will be strong competitors because, among other reasons, they may enjoy one or more of the following advantages: they may (i) be well capitalized; (ii) already have substantial end user customer bases; or (iii) enjoy cost advantages relating to local loops and access charges. The introduction of additional strong competitors into the switched long distance business would mean that I-Link would face substantially increased competition. This could have a material adverse effect on I-Link and the value of the common stock. In addition, the Telecommunications Act provides that state proceedings may in certain instances determine access charges I-Link is required to pay to the local exchange carriers. No assurance can be given that such proceedings will not result in increases in such rates. Such increases could have a material adverse effect on I-Link or its customers, and on the value of the common stock.

       I-Link Communication's ("ILC") activities are regulated by the public utility commissions of the various states in which I-Link operates. Also, decisions by the FCC with respect to the permissible business activities or pricing practices may have an adverse impact on ILC's operations. ILC could be subject to complaints seeking damages and other relief filed by parties claiming to be harmed by ILC's failure to file tariffs. Moreover, any significant change in regulations by state governmental agencies could significantly increase ILC's costs or otherwise have an adverse impact on ILC's activities and on its expansion efforts. The FCC has recently taken or is currently considering action on various proposals, including proposals relating to interstate access transport services, public filing of rates, proprietary calling cards and billed party preference. Additionally, legislation has recently been enacted in Congress further liberalizing the telecommunications industry, specifically by permitting the Bell Operating Companies (BOCs) to provide service in the long distance market and allowing the long distance carriers such as AT&T, MCI WorldCom, and I-Link into the local markets. Although safeguards have been inserted into the legislation to ensure fair competition, there can be no assurance that the entry of the BOCs into the long distance market will not have a material adverse effect on I-Link's business.

GOVERNMENT REGULATION OF INTERNET-RELATED BUSINESS

       I-Link has been moving its customers off the facilities of existing long distance carriers, and has increased its reliance on its own proprietary Internet protocol network (the "I-Link Intranet") for transmission in the hope of enjoying minimal federal regulation under current rules. Historically, the FCC has not regulated companies that provide the software and hardware for Internet telephony or other Internet data functions, as common carriers or telecommunications service providers. Moreover, in May 1997 the FCC concluded that information and enhanced service providers are not required to contribute to federal universal service funding mechanisms. Notwithstanding the current state of the rules, the FCC's potential jurisdiction over the Internet is broad because the Internet relies on wire and radio communications facilities and services over which the FCC has long-standing authority. The FCC's framework for "enhanced services" confirms that the FCC has authority to regulate computer-enriched services, but provides that carrier-type regulation would not serve the public interest. Only recently has this general approach been questioned within the industry.

EXPOSURE TO TORT LIABILITY IN MEDICAL INDUSTRY

       I-Link's discontinued medical division operated medical equipment used to perform procedures on or diagnose disease in patients. I-Link is exposed to tort liability in the events of claims of harm to patients due to the negligence of I-Link, its agents, or employees. I-Link currently maintains professional liability insurance coverage in the amount of $1,000,000, and I-Link also maintains an umbrella policy covering, among other things, workers' compensation, general, and automobile liability in an amount of $9,000,000 in coverage. Any claim could have a material adverse effect on I-Link. In addition, there is no assurance that I-Link will be able to continue to maintain such insurance coverage in the future. I-Link acts as general partner of a limited partnership controlled by I-Link that directly owns, controls and operates I-Link's discontinued medical facilities. As such, I-Link is exposed to general liability for torts committed by such partnership and its agents and employees and for contracts entered into by those partnerships.

MARKET-RELATED RISKS

TERMS OF THE SERIES N STOCK; SUBSTANTIAL DILUTION WHEN SERIES N STOCK IS
CONVERTED

       The Series N Stock will be paid dividends on an as-converted basis equal to I-Link common stock, when and if common stock dividends are paid. The Series N Stock is senior in all rights to other preferred common stock of I-Link, except that the Series N Stock will be equal to the previously issued Series F Preferred Stock. The Series N Stock may be converted into common stock at the option of the holder. The rate of conversion is determined by dividing $1,000 by the conversion price ("Series N Conversion Price"). The Series N Conversion Price is set at $[____], but may be reduced under certain circumstances, including when other securities are issued or sold by I-Link for a price lower than $[____] or when there is a stock split, reverse stock split or stock dividend, or if there were to be a merger or reorganization of I-Link. In those cases, the Series N Conversion Price would be adjusted to the lowest price calculated by any of these methods: (i) $[____], (ii) 110% of the average trading price of common stock for any 20 day period, (iii) any price at which common stock or common stock equivalents are issued by I-Link (whether by conversion, exercise or otherwise and whether or not any such security is outstanding on November 23, 1998), or (iv) the exercise price or conversion rate of any new options, warrants, preferred stock or other convertible security of I-Link issued after November 23, 1998. Events which will prompt an adjustment of the Series N Conversion Price include the issuance by I-Link of other securities at a price lower than $[____] per share, or a stock split, reverse stock split or stock dividend, or a merger or acquisition of I-Link. However, the Series N Conversion Price will never be less than $1.25 per share. The Series N Stock will vote with the common stock on an as-converted basis on all matters which are submitted to a vote of the stockholders, except if Florida law or by I-Link's Articles of Incorporation or By-laws direct otherwise.

TERMS OF SERIES F STOCK; MARKET PRICE CONVERSION MECHANISM; SUBSTANTIAL DILUTION UPON CONVERSION

       There are 1,000 shares of Series F Preferred Stock ("Series F Stock") designated, all of which were issued on July 28, 1998. As of January 8, 1999, the adjustable conversion price equaled $2.033, which is the figure determined to be the lower of $3.76 or 81% of the average of the three lowest per share market values during the twenty-two trading day period immediately preceding the applicable conversion date. Since the conversion terms of the Series F Stock are determined partly in relation to a discount to the market price of I-Link's common stock, the result is that the lower the common stock market price is at the time of conversion, the more shares of common stock will be issued. As of January 8, 1999, 40 shares of Series F Stock had been converted to common stock and 960 Series F Shares remained outstanding. If all the outstanding shares of Series F Stock were converted using the conversion price in effect on that date, 4,722,085 shares of common stock would be issued, which would represent 19.9% of the then outstanding shares. The factors determining the conversion price of the Series F Stock are subject to further downward adjustment, subject to a minimum conversion price of $1.25. To the extent the holders of the Series F Stock convert and then sell their shares of common stock, the price of common stock may decrease even further due to the additional shares in the market, allowing the holders to convert additional Series F Stock into greater amounts of common stock, providing the potential to depress the price of common stock even further. Dividends on the Series F Stock may, at the option of I-Link, be paid in shares of common stock. Consequently, lower market prices of common stock would mean higher amounts of common stock being issued as dividends, or being issued upon conversion of Series F Stock, resulting in substantial dilution to the interests of other holders of common stock. As illustration, the following table shows the number of shares of common stock issuable upon conversion of Series F Stock and as payment of dividends based upon a range of conversion prices. The information in the table assumes a discount rate of 81%; the discount rate is used to determine both conversion rates and dividend payments when dividends are paid in shares of common stock. As used in the table, "Market Price of Common Stock" means the amount derived by taking the average of the three lowest per share market values during the twenty-two trading day period immediately preceding an applicable conversion date. Pursuant to the terms of the Series F Stock, as of January 8, 1999 the highest the Conversion Price can be is $3.76 and the lowest the Conversion
Price can be is $1.25.


                                               Common Shares
                                               Issuable Upon        Common Shares Issuable
 Market Price of                              Conversion of All       Upon Payment of
   Common Stock        Conversion Price        Series F Stock        Quarterly Dividend
-------------------    -----------------    ---------------------   -----------------------
 $4.64 or greater           $3.76                2,553,191                   33,245
 $3.09                      $2.50                3,840,000                   50,000
 $1.54 or lower             $1.25                7,680,000                  100,000

       The terms of the Series F Stock provide that a holder of Series F Stock may not convert shares of or receive dividends on Series F Stock to the extent such conversion or dividend would result in the holder of Series F Stock beneficially owning, in the aggregate, in excess of 4.999% of the then issued and outstanding shares of common stock following such conversion; provided, however, that such percentage limitation may be waived (as to conversions) by the holder of the Series F Stock upon 75 days written notice to I-Link. It should be noted that this limitation applies only to the number of shares of common stock held at any one time, and does not prevent the holder of Series F Stock from converting and selling some of its holdings, then, subject to the limitation just described, converting additional holdings. Further, the Series F Stock may be converted at any time, and will be automatically converted on July 28, 2001.

       The Series F Stock is subject to specific provisions that would prevent any issuance of common shares upon conversion or upon payment of dividends, and in certain cases, 100,000 shares covered by a warrant held by JNC, at a price below the market or book value of the common stock if and to the extent that such shares of common stock would equal or exceed in the aggregate 20% of the number of shares of common stock outstanding on July 28, 1998 (the date of initial issuance of the Series F Stock) absent shareholder approval as contemplated by the Nasdaq Stock Market Non-Quantitative Designation Criteria. Should the holder of Series F Stock elect to convert Series F Stock on terms that would require shareholder approval, and such shareholder approval has not been obtained, then, with respect to the issuance of such additional shares of common stock in excess of the 20% threshold (the "Excess Shares"), I-Link may be obligated to either (a) use its best efforts to obtain shareholder approval of the issuance of the Excess Shares within 60 days of receiving request therefor, (b) issue the Excess Shares and accrued dividends thereunder at a conversion price equal to the closing sale price of the common stock on July 28, 1998 and pay to the converting holder of Series F Stock an amount in cash equal to the product of the conversion price on the applicable conversion date and the number of Excess Shares that would have been issuable but for the application of the 20% limitation provision, or (c) redeem from the converting holder of Series F Stock the shares of Series F Stock relating to the Excess Shares.

SIGNIFICANT DILUTION TO CURRENT SHAREHOLDERS

       Holders of I-Link common stock will suffer significant dilution in the event that holders of I-Link's outstanding convertible securities, including outstanding shares of Class C Preferred Stock, Series F Preferred Stock and Series M Preferred Stock, warrants and options, convert their holdings.. The exercise of warrants and options, including options granted pursuant to I-Link's stock option and purchase plans and employment agreements by their holders may result in additional dilution.

       Currently there are shares of preferred stock, options and warrants outstanding which may be converted to, or exercised for, up to 57,757,463 shares of common stock. That number represents approximately 305% of the current number of shares outstanding. If all of these securities were exercised or converted, the 57,757,463 new shares of common stock to be issued would represent 75.3% of the then-outstanding number of shares of common stock. The potential of these underlying shares of common stock being issued and then sold into the market, or the anticipation of such sales occurring, may result in a decrease in the market price of I-Link's common stock, and may make it more difficult for I-Link to attract additional equity financing. See "Description of Securities" and "Risk Factors - Future Issuances of Stock by I-Link; Potential Anti-Takeover Effect."

DIVIDENDS

       I-Link has not paid any dividends on any of its outstanding securities to date, except to the extent that accrued dividends have been calculated and added to the value of the shares of Series F Preferred Stock which have been converted to date. Other than as set forth herein, I-Link does not anticipate paying any cash dividends on its securities in the foreseeable future. I-Link currently intends to retain all working capital and earnings, if any, to finance the operations of its businesses and to expand its businesses. I-Link's future cash flow and legal capital may be insufficient to enable payment of cash dividends. As of [record date], 1999, the aggregate amount of undeclared and unpaid cumulative dividends for each class of I-Link's preferred stock, and the number of shares of common stock which could be issued in lieu of such cash dividends, is as follows:

                                                                         Number of Shares of Common
               Class of Security               Dividend Payable         Stock Issuable as Dividends
              --------------------------     --------------------     -------------------------------
               Class C Preferred                  $[______]                      [_______]
               Series F Preferred                 $[______]                      [_______]
               Series M Preferred                 $[______]                         n/a

       Dividends on the Class C Preferred Stock will be payable when declared by the Board of Directors, to the extent permissible under the Florida Business Corporation Act, to the holders of the Class C Preferred Stock in cash or, at the option of I-Link as determined by the Board of Directors, in shares of common stock. Dividends may be paid in shares of common stock only if such shares have been registered under the Securities Act. In connection with the Winter Harbor equity investment in I-Link, we have I-Link issued an aggregate of 4,400 shares of Series M Preferred Stock. The Series M Preferred Stock will be entitled to receive cumulative dividends in the amount of 10% per annum.

FUTURE ISSUANCES OF STOCK BY I-LINK; POTENTIAL ANTI-TAKEOVER EFFECT

       I-Link has authorized capital stock of [150,000,000] shares of common stock, $.007 par value per share and 10,000,000 shares of preferred stock, $10.00 par value per share. As of [record date], 1999, there were 18,959,431 shares of common stock issued and outstanding; 44,051 shares of Class C Preferred Stock issued and outstanding; 4,400 shares of Series M Preferred Stock issued and outstanding; and 960 shares of Series F Preferred Stock issued and outstanding. Although, other than as disclosed herein, there are no present plans, agreements or undertakings with respect to I-Link's issuance of any shares of stock or related convertible securities, the issuance of any of such securities by I-Link could have anti-takeover effects insofar as such securities could be used as a method of discouraging, delaying or preventing a change in I-Link's control. Such issuance could also dilute I-Link's publicly held ownership. Inasmuch as I-Link may, in the future, issue authorized shares of common stock or preferred stock without prior stockholder approval, there may be substantial dilution to the interests of I-Link's stockholders. The issuance of additional shares of common stock may have the effect of rendering more difficult or discouraging an acquisition or change in control of I-Link. In addition, your pro rata ownership interest in I-Link may be reduced to the extent of the issuance and/or exercise of any options or warrants relating to the common stock or preferred stock.

       Class C Preferred Stock. Each outstanding share of Class C Preferred Stock may be converted into 24 shares of common stock. Any shares of Class C Preferred Stock still outstanding on September 6, 2001 shall convert to common stock automatically at a conversion rate determined by dividing $60.00 by the lower of (a) $2.50 or (b) 50% of the average closing bid price of the common stock for the ten trading days immediately preceding September 6, 2001. As of [record date], 1999, if all outstanding shares of Class C Preferred Stock were converted, I-Link would issue 1,057,224 shares of common stock therefor.

       Series F Preferred Stock. The Series F Preferred Stock has a stated value of $10,000 per share plus any accrued unpaid dividends, and may be converted at any time. As of [record date], 1999, each of the 960 outstanding shares of Series F Preferred Stock may be converted into approximately 4,920 shares of common stock. If all outstanding shares of Series F Preferred Stock were converted on that date, I-Link would issue 4,722,085 shares of common stock therefor without giving effect to the limitations contained in the terms of the Series F Preferred Stock. The "Series F Conversion Price" in effect on a conversion date shall be the lesser of (a) $3.76 and (b) 81% of the average of the three lowest per share market values during the twenty-two trading day period immediately preceding the applicable conversion date; provided, however, that the Series F Conversion Price shall not be less than $2.50 (the "Floor Price"). In the event the market price remains below $2.50 for five consecutive trading days, the Floor Price will be re-set to the lower rate, provided, however, that after such initial reset, if any, subsequent resets of the Floor Price may occur and shall be based upon the then most recent reset price, and provided, further, that the Floor Price shall not be less than $1.25. (The stated conversion factors give effect to certain liquidated damages clauses set forth in the terms of the Series F Preferred

Stock.) Any shares of Series F Preferred Stock still outstanding on July 28, 2001 shall convert to common stock automatically at the Series F Conversion Price then in effect.

       Series M Preferred Stock. The Series M Preferred Stock has a conversion value of $2,750 per share plus any accrued unpaid dividends, and is convertible into shares of common stock at $2.75 per share of common stock, which price may be adjusted downward in the event of certain dilutive transactions such as stock splits, dividends or reclassifications, mergers and reorganizations. Each outstanding share of Series M Preferred Stock may be converted into 2,750 shares of common stock. If all outstanding shares of Series M Preferred Stock were converted on [record date], 1999, I-Link would issue 4,400,000 shares of common stock therefor, and an additional 552,109 shares of common stock as payment for accrued but unpaid dividends. On October 10, 2002, all shares of Series M Preferred Stock still outstanding shall be converted to common stock automatically, at the lower of (a) $2.75 per share of common stock, subject to adjustment, or (b) 50% of the average closing bid price of the common stock in the ten trading days preceding October 10, 2002.

       Winter Harbor Convertible Debt. Winter Harbor, the holder of the Series M Preferred Stock, may elect at any time to convert up to $7,768,000 of I-Link debt into an additional 3,107.2 shares of Series M Preferred Stock (as of [record date], 1999). Such additional shares of Series M Preferred Stock would be convertible into 3,107,200 shares of common stock, on the same terms as outlined in the previous paragraph. I-Link and Winter Harbor have also agreed that any debt owed to Winter Harbor may be converted into equity through Winter Harbor's purchase of Series N Shares in the Rights Offering. Winter Harbor is obligated to purchase at least $3,322,000 worth of Series N Shares, thus reducing I-Link's debt to Winter Harbor by at least that amount.

       Winter Harbor Warrants. As of [record date], 1999, Winter Harbor held warrants, exercisable at any time, for the purchase of up to 28,540,000 shares of common stock (includes the additional 9,900,000 warrants which would be issued to Winter Harbor on March 15, 1999 in the event that the Bridge Loan is not repaid by that date). In addition, Winter Harbor could elect to convert up to $7,768,000 in debt into additional shares of Series M Preferred Stock, and if it does it is entitled to receive additional warrants to purchase 5,000,000 shares of common stock. The exercise prices of all of these warrants varied at the time of their respective issuances, however, all are subject to adjustment downward to equal the market price of common stock in the event the common stock market price is below the original exercise price at the time of exercise. All but 11,000,000 of Winter Harbor's warrants are subject to an exercise price lower limit of $2.75 per share.

       Other Outstanding Options and Warrants. I-Link has issued options and warrants to purchase an aggregate of 10,554,942 shares of common stock to employees and others, at exercise prices ranging from $0.88 to $8.63.

FUTURE SALES OF STOCK BY STOCKHOLDERS

       As of [record date], 1999, 3,760,282 shares of common stock issued and outstanding were "restricted securities" as that term is defined under the Securities Act and in the future may only be sold in compliance with Rule 144 promulgated under the Securities Act or pursuant to an effective registration statement. Rule 144 provides, in essence, that a person (including a group of persons whose shares are aggregated) who has satisfied a one-year holding period for such restricted securities may sell within any three-month period, under certain circumstances, an amount of restricted securities which does not exceed the greater of 1% of that class of I-Link's outstanding securities or the average weekly trading volume of that class of securities during the four calendar weeks prior to such sale. In addition, pursuant to Rule 144, persons who are not affiliated with I-Link and who have held their restricted securities for at least two years are not subject to the quantity limitations or the manner of sale restrictions of the rule. As of the date hereof, substantially all of I-Link's restricted securities are available for resale pursuant to Rule 144 or pursuant to a currently effective registration statement (separate from the registration statement of which this Prospectus forms a part), which will allow such shares to be resold into the market.

       In the event that the shares of common stock which are not currently salable become salable by means of registration, eligibility for sale under Rule 144 or otherwise and the holders of such securities elect to sell such securities in the public market, there is likely to be a negative effect on the market price of I-Link's securities and on the ability of I-Link to obtain additional equity financing. In addition, to the extent that such securities enter the market, the value of I-Link's securities in the over-the counter market may be reduced. No predictions can be made as to the effect, if any, that sales of such securities (or the availability of such securities for sale) will have on the market price of any of such securities which may prevail from time to time. Nevertheless, the foregoing could adversely affect such prevailing market prices.

CONTINUED NASDAQ LISTING

       Our common stock is traded on the Nasdaq SmallCap Market tier of The Nasdaq Stock Market ("Nasdaq") under the symbol "ILNK." While the common stock is currently listed for quotation on Nasdaq, there can be no assurance that I-Link will be able to continue to satisfy the requirements for maintaining quotation on Nasdaq or that such quotation will otherwise continue. If, for any reason, the common stock becomes ineligible for continued listing and quotation, holders of I-Link's securities may have difficulty selling their securities should they desire to do so.

       Under applicable Nasdaq rules, in order to qualify for continued listing on Nasdaq, a company must have, among other things: (1) net tangible assets of at least $2,000,000 or market capitalization of at least $35,000,000 or net income in two of the previous three years of at least $500,000; (2) 500,000 or more publicly trading shares (not counting shares held by affiliates of I-Link);
(3) market value of public float of at least $1,000,000; (4) minimum bid price of $1.00; (5) not fewer than two marketmakers; and (6) not fewer than 300 shareholders. Although I-Link was able initially to satisfy the requirements for listing of its securities on Nasdaq, I-Link may be unable to continue to satisfy the requirements for maintaining quotation of its securities thereon, and trading, if any, in I-Link's securities would be conducted in the over-the-counter market in what are commonly referred to as the "pink sheets" of the National Quotation Bureau, Inc. or on the NASD OTC Electronic Bulletin Board. As a result, an investor may find it more difficult to dispose of or to obtain accurate quotations as to the price of such securities.

"PENNY STOCK" REGULATIONS

       The Commission has adopted regulations which define a "penny stock" to be any equity security that has a market price (as defined) of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a disclosure schedule prepared by the Commission relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities, and information on the limited market in penny stocks. In addition, the broker-dealer must obtain a written acknowledgement from the customer that such disclosure information was provided and must retain such acknowledgement for at least three years. Further, monthly statements must be sent to the customer disclosing current price information for the penny stock held in the account. While many Nasdaq-listed securities would otherwise be covered by the definition of penny stock, transactions in a Nasdaq-listed security would be exempt from all but the sole marketmaker provision for: (i) issuers who have $2,000,000 in tangible assets ($6,000,000 if the issuer has not been in continuous operation for three years); (ii) transactions in which the customer is an institutional accredited investor; and (iii) transactions that are not recommended by the broker-dealer. In addition, transactions in a Nasdaq-listed security directly with a Nasdaq marketmaker for such securities would be subject only to the disclosure with respect to commissions to be paid to the broker-dealer and the registered representative. The foregoing rules may materially adversely affect the liquidity for the market of I-Link's securities. Such rules may also affect the ability of broker-dealers to sell I-Link's securities and may impede the ability of holders of I-Link's securities to sell such securities in the secondary market.

DILUTIVE IMPACT OF OUTSTANDING OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES

       The holders of outstanding options, warrants and convertible securities have the opportunity to profit from a rise in the market price of the common stock, if any, without assuming the risk of ownership, with a resulting dilution in the interest of other shareholders. I-Link may find it more difficult to raise additional equity capital if it should be needed for the business of I-Link while such options and warrants are outstanding. At any time at which the holders thereof might be expected to exercise them, I-Link would probably be able to obtain additional capital on terms more favorable than those provided by such options and warrants. The holders of such options and warrants have the right to require registration under the Securities Act of the shares of common stock that are issuable upon exercise of such options and warrants and have certain demand and/or "piggy-back" registration rights. The cost to I-Link of effecting any such registration may be substantial. See "Dilution."

TECHNOLOGICAL RISKS

SOFTWARE AND SERVICE DEVELOPMENT; TECHNOLOGICAL CHANGE

       Our success is highly dependent upon our ability to develop new software and services that meet changing customer requirements. The market for our services is characterized by rapidly changing technology, evolving industry standards, emerging competition and frequent new software and service introductions. There can be no assurance of our ability to successfully identify new service opportunities and develop and bring new software and services to the market in a timely manner, or that software, services or technologies developed by others will not render our software, services or technologies noncompetitive or obsolete in the future. Our pursuit of technological advances may require substantial time and expense, and there can be no assurance that we will succeed in adapting our current services to alternate access devices and conduits.

DEPENDENCE ON NETWORK INFRASTRUCTURE; RISK OF SYSTEM FAILURE; SECURITY RISKS

       Key to the quality of our services and the future success is the capacity, reliability and security of our network infrastructure to support the services. We must expand and adapt network infrastructure as the number of users and the amount of information they wish to transfer increases and to meet changing customer requirements. The expansion and adaptation of the network infrastructure will require substantial financial, operational and management resources. There can be no assurance, however, that I-Link will be able to expand or adapt the network infrastructure to meet additional demand or subscribers' changing requirements on a timely basis, at a commercially reasonable cost, or at all, or that I-Link will be able to deploy successfully the contemplated network expansion. Any failure to expand the network infrastructure, as needed, on a timely basis or to adapt to changing subscriber requirements or evolving industry standards could have a material adverse effect on our overall business, financial condition and results of operations in the future.

TECHNOLOGICAL CHANGE AND NEW SERVICES

       The telecommunications services industry has been characterized by steady technological change, frequent new service introductions and evolving industry standards. Our future success will depend, in part, on our ability to anticipate such changes and to offer on a timely basis market responsive services that meet these evolving industry standards. There can be no assurance that we will have sufficient resources to introduce new services that will satisfy an expanded range of customer needs.

DEPENDENCE UPON THIRD PARTY TRANSMISSION FACILITIES

       Our future profitability is based upon our ability to transmit our customers' long distance telephone calls on a cost effective basis over transmission facilities leased from facilities based long distance carriers that compete with I-Link. We own only a limited portion of the transmission facilities needed to complete all of our customers long distance telephone calls. Accordingly, we are vulnerable to changes in our lease arrangements and our direct dial long distance telephone business, and the profitability thereof is dependent upon our ability to enter into cost effective lease arrangements, both long and short term, with facilities based carriers for the transmission of calls. While we believe that we have ample access to transmission facilities at attractive rates and expect to continue to have such access, there can be no assurance that leased capacity will continue to be available at cost-effective rates.

YEAR 2000 ISSUES

       The "Year 2000" issue results from computer programs and embedded computer chips that do not differentiate between the 1900 century and the 2000 century because they are written using two digit rather than four digit dates to define the applicable year. If not corrected, many computer applications and date-sensitive devices could fail or produce erroneous results when processing data involving dates after December 31, 1999. The Year 2000 issue affects virtually all companies and organizations, including I-Link. I-Link formed a Year 2000 team whose responsibility it is to evaluate its information technology
(IT) systems as well as its non-IT devices (such as building security, heating and air-conditioning, safety devices and other devices containing embedded electronic circuits). Both IT systems and non-IT devices are subject to failure due to the Year 2000 issue.

       We are in the "inventory and assessment" phases of its Year 2000 project with regard to its state of readiness related to IT and non-IT devices and issues related to third parties with which we have material relationships. While we have our own communications network to carry some of our traffic, our system (as it is for all telecommunications companies) is completely dependent upon origination or termination of that traffic on significant third party vendors such as Sprint (I-Link's primary underlying carrier) and LECs (local exchange carriers) such as U.S. West. We are watching closely the progress of these significant third party vendors. In the event our third party vendors do not become Year 2000 compliant, we would need to switch vendors or face a significant negative impact on our ability to deliver telecommunication services. The inability to deliver these services would have a substantial negative impact on I-Link and its results of operations, liquidity and financial position.

       Upon completion of the inventory and assessment phases of the Year 2000 project, we will explore alternative solutions and develop contingency plans for handling critical areas in the event a remedy is not identified or is unsuccessful. Such plans have not yet been developed, but we intend to develop them as necessary to address each area of the Year 2000 risk. Completion of the Year 2000 project, including contingency plans, is expected by September 30, 1999.

       Costs. We are using both internal and external resources to identify, correct or reprogram, and test our systems for minimizing Year 2000 consequences and expect to incur consulting and other expenses related to infrastructure and facilities enhancements necessary to prepare our systems for the Year 2000. To date, I-Link has spent approximately $25,000 on these costs, but the total expense of modifications and conversions is not known at this time; however, at this time it is not expected to be material to our financial position, results of operations or cash flows and will be expensed as incurred. Funds related to Year 2000 expenditures are expected to come from operations.

       Risks. The failure to correct a material Year 2000 problem could result in an interruption to or a failure of normal business activities or operations. Such failures could materially and adversely affect I-Link's results of operations, liquidity and financial condition. Due to the general uncertainty inherent in the Year 2000 problem, resulting in part from the uncertainty of the Year 2000 readiness of third-party suppliers, we are unable to determine at this time whether the consequences of Year 2000 failure will have a materiel impact on our results of operation, liquidity or financial condition. Our Year 2000 project to inventory and assess Year 2000 issues and implement plans to fix identified Year 2000 issues is expected to significantly reduce I-Link's level of uncertainty about the Year 2000 problems and, in particular, about the Year 2000 compliance and readiness of its major suppliers such as Sprint. We believe that, with the implementation of its enhanced services billing platform (which is being designed to be Year 2000 compliant) and completion of the Year 2000 project as scheduled, the possibility of significant interruptions of normal operations should be reduced.

LACK OF CERTAIN PATENT PROTECTION

       I-Link currently holds three patents for voice and data compression and conferencing, and has filed additional patent applications for various technologies including its technology for fax and voice communications over an internet environment. To the extent any technology included in such products is patentable, there can be no assurance that any patent will in fact be issued or that such patents will be effective to protect I-Link's products from duplication by other developers. In addition, there can be no assurance that I-Link will be able to afford the expense of any litigation that may be necessary to enforce its right under any patent.

                                 USE OF PROCEEDS

       The net proceeds available from the Rights Offering will be approximately $19,930,000. Approximately $3,322,000 of the net proceeds will be used to repay certain principal and accrued interest due to Winter Harbor under either of the following loans, represented by various promissory notes (the "Winter Harbor Notes"):

                          PRINCIPAL                     EFFECTIVE
                       AMOUNT OF NOTE                 INTEREST RATE                MATURITY DATE
                 ----------------------------     -----------------------     -----------------------
                         $7,768,000                   prime plus 4%                 on demand
                         $4,241,712                   prime plus 4%                  10/31/99

       I-Link used the proceeds from the Winter Harbor Notes to meet current cash flow and working capital needs, which included purchases of equipment used for the expansion of I-Link's own long distance network. The remainder of the net proceeds of the Rights Offering (up to $16,608,000) will be used for general working capital purposes of I-Link.

                        DETERMINATION OF OFFERING PRICE

       The Subscription Price of the Rights was determined arbitrarily by I-Link in negotiation with Winter Harbor, and is not necessarily related to the assets, book value or net worth of I-Link or any other established criteria of value, and may not be indicative of the fair value of the securities offered.

                                    DILUTION

       Common stockholders will suffer significant dilution in the event that any of I-Link's outstanding convertible securities, including outstanding shares of Class C Preferred Stock, Series F Preferred Stock and Series M Preferred Stock, warrants and options are converted by the holders thereof. See "Description of Securities." Additional dilution may result in the event of the exercise of warrants and options, including options granted pursuant to I-Link's stock option and purchase plans and employment agreements.

       Currently the following securities are outstanding, which may be converted to, or exercised for, shares of common stock. See also "Risk Factors - Future Issuances of Stock by I-Link; Potential Anti-Takeover Effect."

       - 44,051 shares of Class C Preferred Stock, convertible into to 1,057,224 shares of common stock

       - 960 shares of Series F Preferred Stock convertible into 4,722,085 shares of common stock

       - 4,400 shares of Series M Preferred Stock, convertible into 4,400,000 shares of common stock

       - $7,768,000 of Winter Harbor Convertible Debt, convertible into 3,107,200 shares of common stock

       - Winter Harbor Warrants, exercisable for 28,540,000 shares of common stock (includes the issuance of 9,900,000 warrants assuming the non-repayment of Bridge Loan debt by March 15, 1999)

       - Winter Harbor Warrants (contingent on debt conversion) exercisable for 5,000,000 shares of common stock

       - Other Options and Warrants, exercisable for 10,554,942 shares of common stock

       If all of the above securities were exercised or converted, a total of 57,757,463 shares of common stock would be issued. That number represents approximately 305% of the current number of shares outstanding, and would represent 75.3% of the common stock outstanding after all 57,757,463 shares were issued. The potential of these underlying shares of common stock being issued and then sold into the market, or the perception that such sales may occur, may result in a decrease in the market price of I-Link's common stock, and may make it more difficult for I-Link to receive additional equity financing.

                               THE RIGHTS OFFERING

THE RIGHTS

       I-Link is distributing to each record holder, at no cost to the record holder, nontransferable Rights to purchase Series N Stock. One Right will be distributed for each 1,491 shares of common stock currently held, and for each 1,491 shares of common stock that the preferred stock is convertible into (including accrued dividends), as of the Record Date. The Rights will be evidenced by nontransferable subscription certificates (the "Subscription Certificates").

       No fractional Rights or cash in lieu thereof will be issued or paid, and the number of Rights distributed to each holder of common or preferred stock will be rounded up to the nearest whole number. No Subscription Certificate may be divided in such a way as to permit the holders of common or preferred stock to receive a greater number of Rights than the number to which such Subscription Certificate entitles its holder, except that a depository, bank, trust company and securities broker or dealer holding shares of common stock on the Record Date for more than one beneficial owner may, upon proper showing to the Rights Agent, exchange its Subscription Certificate to obtain a Subscription Certificate for the number of Rights to which all such beneficial owners in the aggregate would have been entitled had each been a holder on the Record Date. I-Link reserves the right to refuse to issue any such Subscription Certificate if such issuance would be inconsistent with the principle that each beneficial owner's holdings will be rounded up to the nearest whole Right.

       Because the number of Rights distributed to each record holder will be rounded [up/down] to the nearest whole number, beneficial owners of common stock who are also the record holders of such shares might receive [more/fewer] Rights under certain circumstances than beneficial owners of common stock who are not the record holder of their shares and who do not obtain (or cause the record owner of their shares of common stock to obtain) a separate Subscription Certificate with respect to the shares beneficially owned by them, including shares held in an investment advisory or similar account. To the extent that record holders of common stock or beneficial owners of common stock who obtain a separate Subscription Certificate receive more Rights, they will be able to subscribe for an additional Series N Shares pursuant to the Basic Subscription Privilege.

EXPIRATION DATE

       The Rights will expire at 5:00 p.m., New York City local time, on [expiration date], 1999. After the Expiration Date, unexercised Rights will be null and void. I-Link will not be obligated to honor any purported exercise of Rights received by the Rights Agent after the Expiration Date, regardless of when the documents relating to such exercise were sent. Winter Harbor has the option to oversubscribe for any rights not exercised by the remaining shareholders. Winter Harbor is the only party with an Oversubscription Privilege. See "Subscription Privileges - Oversubscription Privilege" below.

SUBSCRIPTION PRIVILEGES

       Basic Subscription Privilege

       Each Right will entitle the holder thereof to receive, upon payment of the Subscription Price, one share of Series N Stock (the "Basic Subscription Privilege"). Certificates representing the Series N Shares purchased pursuant to the Basic Subscription Privilege will be delivered to subscribers as soon as practicable after the Expiration Date.

       Banks, brokers and other nominee Rights Holders who exercise the Basic Subscription Privilege on behalf of beneficial owners of Rights will be required to certify to the Rights Agent and I-Link, in connection with the subscription pursuant to the Basic Subscription Privilege, as to the aggregate number of Rights that have been exercised and the amount of Series N Shares that is being subscribed for pursuant to the Basic Subscription Privilege by each beneficial owner of Rights on whose behalf such nominee holder is acting.

       Oversubscription Privilege

       Winter Harbor is the only party with an Oversubscription Privilege. Additional Series N Shares will be available for subscription by Winter Harbor pursuant to the Oversubscription Privilege only to the extent that any Series N Shares are not purchased through the Basic Subscription Privilege. Certificates representing the Series N Shares purchased pursuant to the Oversubscription Privilege will be delivered to Winter Harbor as soon as practicable after the Expiration Date.

SUBSCRIPTION PRICE

       The Subscription Price is $1,000 per share of Series N Stock purchased pursuant to the Basic Subscription Privilege or the Oversubscription Privilege. Winter Harbor will cancel a portion of the indebtedness represented by the Winter Harbor Notes as payment of the Subscription Price. See "--Exercise of Rights."

EXERCISE OF RIGHTS

       Rights may be exercised by delivering to American Stock Transfer & Trust Company (the "Rights Agent"), on or prior to the Expiration Date, the properly completed and executed Subscription Certificate evidencing such Rights with any required signature guaranties, together with payment in full of the Subscription Price for the Series N Shares purchased pursuant to the Basic Subscription Privilege. Such payment in full must be by check or bank draft drawn upon a U.S. bank or postal, telegraphic or express money order payable to American Stock Transfer & Trust Company as Rights Agent, along with the Subscription Certificate, to American Stock Transfer & Trust Company for cancellation by I-Link (or any combination thereof). The Subscription Price will be deemed to have been received by the Rights Agent only upon (i) clearance of any uncertified check or (ii) receipt by the Rights Agent of any certified check or bank draft drawn upon a U.S. bank or of any postal, telegraphic or express money order. IF PAYING BY UNCERTIFIED PERSONAL CHECK, PLEASE NOTE THAT THE FUNDS PAID THEREBY MAY TAKE AT LEAST FIVE BUSINESS DAY TO CLEAR. ACCORDINGLY, RIGHTS HOLDERS WHO WISH TO PAY THE SUBSCRIPTION PRICE BY MEANS OF UNCERTIFIED PERSONAL CHECK ARE URGED TO MAKE PAYMENT SUFFICIENTLY IN ADVANCE OF THE EXPIRATION DATE TO ENSURE THAT SUCH PAYMENT IS RECEIVED AND CLEARS BY SUCH DATE AND ARE URGED TO CONSIDER PAYMENT BY MEANS OF CERTIFIED OR CASHIER'S CHECK OR MONEY ORDER.

       The address to which the Subscription Certificates and payment of the Subscription Price should be delivered is:

              If by mail:              American Stock Transfer & Trust Company

                                       -------------------------------

                                       -------------------------------

                                       -------------------------------

              If by overnight courier
              or hand delivery:        American Stock Transfer & Trust Company

                                       -------------------------------

                                       -------------------------------

                                       -------------------------------

       If an exercising Rights Holder does not indicate the number of Rights being exercised, or does not forward full payment of the aggregate Subscription Price for the number of Rights that the Rights Holder indicates are being exercised, then the Rights Holder will be deemed to have exercised the Basic Subscription Privilege with respect to the maximum number of Rights that may be exercised for the aggregate Subscription Price payment delivered by the Rights Holder.

       Unless a Subscription Certificate provides that the Series N Shares to be issued pursuant to the exercise of Rights represented thereby are to be delivered to the holder of such Rights, signatures on such Subscription Certificate must be guaranteed by a participant in the Securities Transfer Agents Medallion Program, the Stock Exchange Medallion Program or the American Stock Exchange, Inc. Medallion Signature Program.

       Persons who hold shares of common stock for the account of others, such as brokers, trustees or depositaries for securities, should notify the respective beneficial owners of such shares as soon as possible to ascertain such beneficial owners' intentions and to obtain instructions with respect to the Rights. If the beneficial owner so instructs, the record holder of such Right should complete Subscription Certificates and submit them to the Rights Agent with the proper payment. In addition, beneficial owners of Rights held through such a holder should contact the holder and request the holder to effect transactions in accordance with the beneficial owners' instructions.

       The instructions accompanying the Subscription Certificates should be read carefully and followed in detail. DO NOT SEND SUBSCRIPTION CERTIFICATES OR PAYMENTS TO I-LINK.

THE METHOD OF DELIVERY OF SUBSCRIPTION CERTIFICATES AND PAYMENT OF THE SUBSCRIPTION PRICE TO THE RIGHTS AGENT WILL BE AT THE ELECTION AND RISK OF THE RIGHTS HOLDERS, BUT IF SENT BY MAIL IT IS RECOMMENDED THAT SUCH CERTIFICATES AND PAYMENTS BE SENT BY REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, AND THAT A SUFFICIENT NUMBER OF DAYS BE ALLOWED TO ENSURE DELIVERY TO THE RIGHTS AGENT AND CLEARANCE OF PAYMENT PRIOR TO 5:00 P.M., NEW YORK CITY LOCAL TIME, ON THE EXPIRATION DATE. BECAUSE UNCERTIFIED PERSONAL CHECKS MAY TAKE AT LEAST FIVE BUSINESS DAYS TO CLEAR, YOU ARE STRONGLY URGED TO PAY, OR ARRANGE FOR PAYMENT, BY MEANS OF CERTIFIED OR CASHIER'S CHECK OR MONEY ORDER.

       All questions concerning the timeliness, validity, form and eligibility of any exercise of Rights will be determined by I-Link in its sole discretion. I-Link, in its sole discretion, may also waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as it may determine, or reject the purported exercise of any Right. Subscriptions will not be deemed to have been received or accepted until all irregularities have been waived or cured within such time as I-Link determines in its sole discretion. Neither I-Link nor the Rights Agent will be under any duty to give notification of any defect or irregularity in connection with the submission of Subscription Certificates or incur any liability for failure to give such notification.

       Any questions or requests for assistance concerning the method of exercising Rights or requests for additional copies of the Prospectus should be directed to the Rights Agent, American Stock Transfer & Trust Company at one of its addresses set forth under "Rights Agent." The telephone number of the Rights Agent is [____________].

NO REVOCATION

ONCE A RIGHTS HOLDER HAS EXERCISED THE BASIC SUBSCRIPTION PRIVILEGE, SUCH EXERCISE OR SUBSCRIPTION MAY NOT BE REVOKED BY SUCH RIGHTS HOLDER.

RIGHTS OF SUBSCRIBERS

       Subscribers have no rights as stockholders of I-Link with respect to the shares of common stock into which the Series N Shares are convertible until shares of common stock are issued upon conversion of the Series N Shares.

PROCEDURES FOR DTC PARTICIPANTS

       I-Link anticipates that the exercise of Basic Subscription Privileges (but not the Oversubscription Privilege) may be effected through the facilities of the Depository Trust Company ("DTC").

AMENDMENTS AND TERMINATION

       I-Link reserves the right to amend the terms and conditions of the Rights Offering, whether the amended terms are more or less favorable to Rights Holders. If I-Link amends the terms of the Rights Offering, the Registration Statement of which this Prospectus forms a part will be amended, and a new definitive Prospectus will be distributed to all Rights Holders who have theretofore exercised Rights and to holders of record of unexercised Rights on the date I-Link amends such terms. In addition, all Rights Holders who have theretofore exercised Rights, or who exercise Rights within four business days after the mailing of the new definitive Prospectus, shall be provided with a form of Consent to Amended Rights Offering Terms ("Consent"), on which they can confirm their exercise of Rights and their subscriptions under the terms of the Rights Offering as amended by I-Link; any Rights Holder who has theretofore exercised any Rights, or who exercises Rights within four business days after the mailing of the new definitive Prospectus, and who does not return such Consent within ten business days after the mailing of such Consent by I-Link will be deemed to have canceled his or her exercise of Rights, and the full amount of the Subscription Price theretofore paid by such Rights Holder will be returned promptly by mail, without interest or deduction. Any completed Subscription Certificate received by the Rights Agent five or more business days after the date of the amendment will be deemed to constitute the consent of the Rights Holder who completed such Subscription Certificate to the amended terms.

       I-Link reserves the right at any time prior to delivery of the Series N Shares purchased in the Rights Offering to terminate the Rights Offering. Such termination would be effected by I-Link by giving oral or written notice of such termination to the Rights Agent and making 25 28 a public announcement thereof. If the Rights Offering is so terminated, the Subscription Price will be promptly returned by mail to exercising Rights Holders, without interest or deduction. I-Link will have no obligation to a Rights Holder, whether such purchase was made through the Rights Agent or otherwise, in the event that the Rights Offering is terminated.

DETERMINATION OF SUBSCRIPTION PRICE

       The Subscription Price was determined by I-Link, based on I-Link's objective of achieving the maximum net proceeds obtainable from the Rights Offering while providing the common and preferred stock holders with an opportunity to make an additional investment in I-Link, thus avoiding a dilution of their ownership position in I-Link.

RIGHTS AGENT

       I-Link has appointed American Stock Transfer & Trust Company as Rights Agent for the Rights Offering. The Rights Agent's address, which is the address to which the Subscription Certificates and payment of the Subscription Price must be delivered, is:

              If by mail:              American Stock Transfer & Trust Company

                                       -------------------------------

                                       -------------------------------

                                       -------------------------------

              If by overnight courier
              or hand delivery:        American Stock Transfer & Trust Company

                                       -------------------------------

                                       -------------------------------

                                       -------------------------------

       The Rights Agent's telephone number is [_______________], and the facsimile number is [___________].

       I-Link will pay the fees and expenses of the Rights Agent and has also agreed to indemnify the Rights Agent from certain liability which it may incur in connection with the Rights Offering. I-Link has been informed by the Rights Agent that it is a bank within the meaning of Section 3(a)(6) of the Exchange Act.

OBLIGATIONS AND INTENTIONS OF WINTER HARBOR, L.L.C.

       Winter Harbor is obligated to exercise its Basic Subscription Privileges in full. In addition, Winter Harbor has advised I-Link that it intends (but it has no obligation) to subscribe for any or all of the Series N Shares that it is entitled to purchase pursuant to the Oversubscription Privilege. As of [record date], 1999, Winter Harbor owned beneficially 41,047,200 shares of common stock, all of which would be issuable upon conversion of the Series M Shares, certain debt, and the warrants that Winter Harbor holds. Such amount of common stock would, if all were issued, equal approximately 68.5% of the outstanding common stock.

NO BOARD RECOMMENDATION

       An investment in the Series N Stock must be made pursuant to each Rights Holder's evaluation of his, her or its best interests. ACCORDINGLY, THE BOARD DOES NOT MAKE ANY RECOMMENDATION TO ANY RIGHTS HOLDER OR PROSPECTIVE INVESTOR REGARDING THE EXERCISE OF HIS, HER OR ITS RIGHTS.

                            DESCRIPTION OF SECURITIES

COMMON STOCK

       I-Link is currently authorized to issue 150,000,000 shares of common stock, par value $.007 per share. As of the Record Date, 1999, there were 18,959,431 shares of common stock issued and outstanding and approximately 420 holders of record of the common stock, and approximately 7,100 beneficial owners. Each share of common stock entitles the holder thereof to one vote on each matter submitted to the stockholders of I-Link for a vote thereon. The holders of common stock: (i) have equal ratable rights to dividends from funds legally available therefor when, as and if declared by the Board of Directors;
(ii) are entitled to share ratably in all of the assets of I-Link available for distribution to holders of common stock upon liquidation, dissolution or winding up of the affairs of I-Link; (iii) do not have preemptive, subscription or conversion rights, or redemption or sinking fund provisions applicable thereto; and (iv) as noted above, are entitled to one non-cumulative vote per share on all matters submitted to stockholders for a vote at any meeting of stockholders. Prior to any payment of dividends to the holders of common stock, all accrued and unpaid dividends on any outstanding shares of preferred stock must be paid. Other than as set forth herein, I-Link anticipates that, for the foreseeable future, it will retain earnings, if any, to finance the operations of its businesses. The payment of dividends in the future will depend upon, among other things, the capital requirements and the operating and financial conditions of I-Link.

PREFERRED STOCK

       The Articles of Incorporation authorize the issuance of up to 10,000,000 shares of preferred stock, $10.00 par value per share. The Board of Directors is authorized to issue shares of preferred stock from time to time in one or more series and, subject to the limitations contained in the Articles of Incorporation and any limitations prescribed by law, to establish and designate any such series and to fix the number of shares and the relative conversion rights, voting rights and terms of redemption (including sinking fund provisions) and liquidation preferences. New issuances of shares of preferred stock with voting rights can affect the voting rights of the holders of outstanding shares of preferred stock and common stock by increasing the number of outstanding shares having voting rights, and by the creation of class or series voting rights. Furthermore, additional issuances of shares of preferred stock with conversion rights can have the effect of increasing the number of shares of common stock outstanding up to the amount of common stock authorized by the Articles of Incorporation and can also, under certain circumstances, have the effect of delaying or preventing a change in control of I-Link and/or otherwise adversely affect the rights of holders of outstanding shares of preferred stock and common stock. To the extent permitted by the Articles of Incorporation, such shares of preferred stock may have preferences over the common stock (and other series of preferred stock) with respect to dividends and liquidation rights. As of [record date], 1999, 240,000 shares of preferred stock had been designated Class C Preferred Stock (of which 44,051 are issued and outstanding); 29,000 shares of preferred stock had been designated Series M Preferred Stock (of which 4,400 are outstanding); and 1,000 shares of preferred stock had been designated Series F Preferred Stock (of which 960 are outstanding).

SERIES N STOCK

       The Series N Stock will be paid dividends on an as-converted basis equal to I-Link common stock, when and if common stock dividends are paid. The Series N Stock is senior in all rights to other preferred common stock of I-Link, except that the Series N Stock will be equal to the previously issued Series F Preferred Stock. The Series N Stock can be converted into common stock at any time at a conversion price ("Series N Conversion Price") of $[____]. That price may be reduced under certain circumstances to the lowest of (i) $[____], (ii) 110% of the average trading price of common stock for any 20 day period, (iii) any price at which common stock or common stock equivalents are issued by I-Link (whether by conversion, exercise or otherwise and whether or not any such security is outstanding on November 23, 1998), and (iv) the exercise price or conversion rate of any new options, warrants, preferred stock or other convertible security of I-Link issued after November 23, 1998. However, the Series N Conversion Price will never be less than $1.25 per share. The Series N Stock will vote with the common stock on an as-converted basis on all matters which are submitted to a vote of the stockholders, except if Florida law or by I-Link's Articles of Incorporation or By-laws direct otherwise.

ANTI-TAKEOVER MEASURES

       The Articles of Incorporation and Bylaws contain provisions that could discourage potential takeover attempts and prevent shareholders from changing I-Link's management. The Articles of Incorporation provide for a classified Board of Directors and that vacancies on the Board of Directors shall be filled only by a majority of the remaining directors then in office.

       In addition, the Bylaws provide, among other things, that no proposal by a stockholder shall be presented for vote at a special or annual meeting of stockholders unless such stockholder shall, not later than the close of business on the fifth day following the date on which notice of the meeting is first given to stockholders, provide the Board of Directors or the Secretary of I-Link with written notice of intention to present a proposal for action at the forthcoming meeting of stockholders, which notice shall include the name and address of such stockholder, the number of voting securities he or she holds of record and which he or she holds beneficially, the text of the proposal to be presented at the meeting and a statement in support of the proposal. Any stockholder may make any other proposal at an annual meeting or special meeting of stockholders and the same may be discussed and considered, but unless stated in writing and filed with the Board of Directors or the Secretary prior to the date set forth above, such proposal shall be laid over for action at an adjourned, special, or annual meeting of the stockholders taking place sixty days or more thereafter. This provision shall not prevent the consideration and approval or disapproval at the annual meeting of reports of officers, directors, and committees; but in connection with such reports, no new business proposed by a stockholder (acting in such capacity) shall be acted upon at such annual meeting unless stated and filed as described above.

TRANSFER AGENT

       American Stock Transfer & Trust Company, New York, New York is the Registrar and Transfer Agent for I-Link's common stock, and will act as Rights Agent.

                              PLAN OF DISTRIBUTION

       The Series N Shares offered pursuant to the Rights Offering are being offered by I-Link directly to its holders of common stock and its holders of Series N Shares. I-Link estimates that its expenses in connection with the Rights Offering will be $[________].

       I-Link will pay the fees and expenses of American Stock Transfer & Trust Company, as Rights Agent, and has also agreed to indemnify the Rights Agent from any liability which it may incur in connection with the Rights Offering, including liabilities under the Securities Act.

       Rights Holders who desire to purchase Series N Shares in the Rights Offering are urged to complete, date and sign the Subscription Certificate accompanying this Prospectus and return it to the Rights Agent on or before the Expiration Date of the Rights Offering, together with payment in full of the aggregate Subscription Price. See "The Rights Offering - Exercise of Rights." Subscription Rights are nontransferable. See "Prospectus Summary Terms of the Rights - Nontransferability of Rights." Any questions concerning the procedure for subscribing for the purchase of Series N Notes should be directed to the Rights Agent.

                     INTERESTS OF NAMED EXPERTS AND COUNSEL

       No expert or counsel named herein has or is to receive in connection with this offering any interest, direct or indirect, in I-Link or any of its subsidiaries, nor was any such party connected with I-Link or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee.

                                  LEGAL MATTERS

       Certain legal matters in connection with the registration of the securities offered hereby will be passed upon for I-Link by De Martino Finkelstein Rosen & Virga, Washington, D.C.

                                     EXPERTS

       The consolidated balance sheets of I-Link Incorporated and Subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997 incorporated in this prospectus by reference have been included herein in reliance on the reports of PricewaterhouseCoopers LLP (formerly Coopers & Lybrand L.L.P.), independent accountants, given the authority of that firm as experts in accounting and auditing.

NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THIS OFFERING TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS. THE PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR A SOLICITATION IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE CIRCUMSTANCES OF I-LINK OR THE FACTS HEREIN SET FORTH SINCE THE DATE HEREOF.







                                TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
Available Information......................................................[xx]
Documents Incorporated by Reference........................................[xx]
Prospectus Summary.........................................................[xx]
      General..............................................................[xx]
      The Rights Offering..................................................[xx]
      Terms of the Series N Stock..........................................[xx]
      Other Information....................................................[xx]
      Selected Financial Information.......................................[xx]
Risk Factors...............................................................[xx]
Use of Proceeds............................................................[xx]
Determination of Offering Price............................................[xx]
Dilution...................................................................[xx]
The Rights Offering........................................................[xx]
Description of Securities..................................................[xx]
Plan of Distribution.......................................................[xx]
Interests of Named Experts and Counsel.....................................[xx]
Legal Matters............................................................. [xx]
Experts....................................................................[xx]



                         20,000 SHARES OF SERIES N STOCK



                                     I-LINK
                                  INCORPORATED



                                   ----------
                                   PROSPECTUS
                                   ----------




                               _____________, 1999

                                     PART II

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

       The estimated expenses to be incurred by the Company in connection with the registration of the securities subject of this registration statement, other than underwriting discounts and commissions, are estimated as follows:

              SEC Registration Fee.................................       $  5,900
              Printing and Engraving Expenses......................          7,500
              Registrant's Counsel Fees and Expenses...............         20,000
              Accountant's Fees and Expenses.......................         10,000
              Rights Agent Fees and Expenses.......................         15,000
              Miscellaneous Expenses...............................         11,600
                                                                          --------
              Estimated Total......................................       $ 70,000
                                                                          ========

ITEM 15.  INDEMNIFICATION OF OFFICERS AND DIRECTORS.

       Section 607.0850 of the Florida Business Corporation Act empowers a corporation to indemnify any person who was or is a party to a proceeding by reason of the fact that he was or is an officer, director, employee or agent of the corporation against liability incurred in connection with such proceeding. Such person must have acted in good faith and in a manner reasonably believed to be in or not opposed to, the best interests of the corporation. With respect to any criminal proceeding, such person must have had no reasonable cause to believe his conduct was unlawful. Any such indemnification may only be made upon a determination by the corporation that such indemnification is proper because the person met the applicable standard of conduct.

       The Florida Business Corporation Act provides further that the indemnification permitted thereunder is not exclusive; provided, however, indemnification is not permitted to be made on behalf of any such person if a judgment or final adjudication establishes (i) a violation of the criminal law unless such person had reasonable cause to believe his conduct was lawful or no reasonable cause to believe his conduct was unlawful; (ii) such person derived an improper personal benefit from the transaction; (iii) as to any director such proceeding arose from an unlawful distribution under Section 607.0834; or (iv) willful misconduct or a conscious disregard for the best interests of the corporation in a proceeding by the corporation or a shareholder.

       The Company's Bylaws provide that the Company shall indemnify any such person to the fullest extent provided by law and empowers the Company to purchase and maintain insurance on behalf of any such person.

       The Company previously entered into indemnification agreements with certain officers and directors of the Company for indemnification against expenses (including attorneys' fees, through all proceedings, trials, and appeals), judgments, and amounts paid in settlement actually and reasonably incurred in connection with any threatened, pending, or contemplated action, suit, or proceeding, whether civil, criminal, administrative, or investigative, arising from any actual or alleged breach of duty, neglect, effort, or other action taken or omitted, solely in the capacity as an officer and/or a director of the Company; provided that no indemnification will be made in respect of any acts or omissions (a) involving gross negligence or willful misconduct, (b) involving libel or slander, or (c) based upon or attributable to gaining, directly or indirectly, any profit or advantage to which he was not legally entitled.

INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT MAY BE PERMITTED TO DIRECTORS, OFFICERS OR PERSONS CONTROLLING THE COMPANY PURSUANT TO THE FOREGOING PROVISIONS, THE COMPANY HAS BEEN INFORMED THAT IN THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION, SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE SECURITIES ACT AND IS THEREFORE UNENFORCEABLE.

ITEM 16.  EXHIBITS.

       3.1 Amended and Restated Articles of Incorporation, as further amended, incorporated herein by reference to the Company's Annual
              Report on Form 10-K for the year ended December 31, 1997, File
              Number 0-17973.

       3.8*   Articles of Amendment to the Company's Amended and Restated
              Articles of Incorporation, establishing the terms of Series N
              Preferred Stock.

       4.14*  Form of Rights Certificate.

       5.1*   Opinion of Counsel.

       10.37* Form of Rights Agent Agreement.

       23.1*  Consent of PricewaterhouseCoopers LLP.

       23.2*  Consent of Counsel, included in Exhibit 5.1.

       99.1*  Form of Subscription Certificate.

       99.2*  Form of Instructions to Rights Holders.

       99.3*  Form of Guaranteed Delivery Procedures and Instructions.

---------------------------------

* To be filed by amendment.

ITEM 17.  UNDERTAKINGS

       The Company hereby undertakes:

       (a)    Rule 415 Offering.

       (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

       (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

       (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

       (b)    Subsequent Exchange Act Documents Incorporated by Reference.

       The Company hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Company's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

       (c)    Incorporated Annual and Quarterly Reports

       The Company hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Exchange Act; and, where interim financial information required to be presented by Article 3 of Regulation S-X are note set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

       (d)    Indemnification.

       (1) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer, or controlling person of the Company in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

       Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Draper, Utah, on January 15, 1999.

                                  I-LINK INCORPORATED

                                  By:    /s/ John W. Edwards
                                         -------------------
                                         John W. Edwards, Chairman of the Board,
                                         President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature                                   Title                                               Date
---------                                   -----                                               ----
 /s/ John W. Edwards                  Chairman of the Board, President and             January 15, 1999
--------------------------------      Chief Executive Officer
John W. Edwards


 /s/ Karl S. Ryser, Jr.               Treasurer, Chief Financial Officer               January 15, 1999
--------------------------------      and Chief Accounting Officer
Karl S. Ryser, Jr.


 /s/ David E. Hardy                   Secretary                                        January 15, 1999
--------------------------------
David E. Hardy

 /s/ Henry Y.L. Toh                   Director                                         January 15, 1999
--------------------------------
Henry Y.L. Toh

 /s/ Thomas A. Keenan                 Director                                         January 15, 1999
--------------------------------
Thomas A. Keenan

 /s/ Joseph A. Cohen                  Director                                         January 15, 1999
--------------------------------
Joseph A. Cohen

                                      Director
--------------------------------
David Bradford